UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-25665

                           Notification of Late Filing

                                  (Check One):

   [ ] Form  10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB  [ ] Form N-SAR

   For Period Ended: June 30, 2001

[ ] Transition  Report  on  Form  10-K
[ ] Transition  Report  on  Form  20-F
[ ] Transition  Report  on  Form  11-K
[ ] Transition  Report  on  Form  10-Q
[ ] Transition  Report  on  Form  N-SAR

For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I - Registrant Information

    Full Name of Registrant NATIONAL FRUIT AND VEGETABLE TECHNOLOGY CORPORATION

                           Former Name if Applicable:

                    510 Water Street, Baltimore, Ohio 43105
            Address of Principal Executive Office (Street and Number)

                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

         The Company's independent accountant has not completed its review of the Company's financial statements.

                           Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

             Daniel K. Cashman        740              862-6300
                  (Name)           (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [] Yes   [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               NATIONAL FRUIT AND VEGETABLE TECHNOLOGY CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   August 14, 2001                  By: /s/ Daniel K. Cashman
                                        -------------------------------------
                                                 Daniel K. Cashman, President